

November 30, 2010

Mr. Peter Derycz
Chief Executive Officer
Derycz Scientific, Inc.
1524 Cloverfield Blvd., Suite E
Santa Monica, CA 90404

>   **Re: Derycz Scientific, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **Form 10-Q for Quarter Ended September 30, 2010**
>   **Filed November 15, 2010**
>   **File No. 000-53501**

Dear Mr. Derycz:

    We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of operations, page 6

1. We note your discussion provides the reader with quantitative changes in your operations. In future filings please enhance your disclosure to provide the reader with a more robust discussion of the underlying reasons behind those changes. For instance you disclose revenues have been steadily increasing but the underlying factors responsible for the increase are not evident.

Liquidity and Capital Resources, page 8

2. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information disclosed on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

Note 6 – Stockholders' Equity, page 22

3. We note from disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations on page seven that expense related to stock option grants totaled $0 and $161,271 in fiscal 2010 and 2009 respectively. Based on your Statement of Stockholders' Equity the $161,271 appears to represent the expense of options to employees only. However, we further note the issuance of 150,000 warrants in fiscal 2009 and 55,000 in 2010 to nonemployees for services. Please explain whether a corresponding expense was recognized for each issuance to nonemployees and if so, where it is recorded within your financial statements. If a corresponding expense has not been recognized please explain. Reference is made to FASB ASC 505-50.

Item 9A. Controls and Procedures, page 27

4. We note you identified material weaknesses and concluded your internal control over financial reporting (ICFR) was ineffective at June 30, 2010. We also note you concluded your disclosure controls and procedures (DCP) were effective as of June 30, 2010. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. As such, please explain to us the factors you

considered to support your conclusion that DCP was effective as of June 30, 2010 and clarify the basis for your conclusion on DCP, as appropriate, in future filings.

Form 10-Q for the Quarter Ended September 30, 2010

Note 9 – Subsequent events, page 13

5. We note the issuance of warrants to consultants for services to purchase 600,000 shares of your common stock of which 400,000 of the warrants are exercisable and vest immediately. You disclose that expense will be recognized in future periods. Please explain to us how you will recognize expense for the warrants that vested immediately and those that will vest over one year. Please refer to FASB ASC 505-50-25-7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio, Review Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Jennifer Thompson
for Andrew Mew
Accounting Branch Chief